Exhibit 99.3
FOR IMMEDIATE RELEASE
GigaMedia Q2: Revenues Up 31%
to $52.5 Million Despite Seasonality
Financial Highlights for the Second Quarter of 2008
■	Consolidated revenues increased 31 percent to US$52.5 million from US$40.1 million in the same quarter in 2007 and decreased 4 percent from the previous quarter.

■	Consolidated operating income climbed 18 percent to US$11.9 million from US$10.1 million in the same quarter in 2007 and decreased 8 percent from the previous quarter.

■	Consolidated net income increased 11 percent to US$11.2 million from US$10.1 million in the same quarter in 2007 and decreased 7 percent from the previous quarter. GAAP basic and fully-diluted earnings per share were US$0.21 and US$0.19, respectively.

■	Non-GAAP net income was US$12.1 million. Non-GAAP basic and fully-diluted earnings per share were US$0.22 and US$0.20, respectively, which exclude non-cash share-based compensation expenses.
Operational Highlights
■	Solid poker software results despite seasonal slowdown and European soccer championship.

■	Casino software revenues hit record levels driven by ongoing platform integration with Everest Poker.

■	Asian online games platform prepares for exciting game launches in second half of 2008.
Recent Developments
■	World Series of Poker: Everest Poker celebrates record participation in first year of sponsorship; ESPN broadcasts to give strong boost to Everest Poker in Q4 and into 2009.

■	NBA STREET Online: GigaMedia partners with EA in China — hot game licensed for Q4 launch in market where basketball is #1 sport.

HONG KONG, August 12, 2008 — GigaMedia Limited (NASDAQ: GIGM) announced today strong second-quarter results with revenues rising 31 percent to $52.5 million, and operating income growing 18 percent to $11.9 million, both in comparison to second quarter 2007, driven by sharply increased contributions from its online games business in China and continued solid growth in its poker software business in continental Europe.
Net income was US$11.2 million, up 11 percent year-over-year and down 7 percent sequentially over the first quarter of 2008 on seasonality. Second-quarter 2008 non-GAAP basic and diluted earnings per share were $0.22 and $0.20, respectively, which exclude non-cash share-based compensation expenses.
“We delivered solid results in the second quarter despite a difficult operating environment,” stated GigaMedia Limited Chief Executive Officer Arthur Wang. “Looking forward, Everest Poker’s sponsorship of the World Series of Poker, ever stronger casino software results, and new game launches in Asia should ensure strong growth and momentum in the second half.”
“In addition, our new Everest Sports-betting offering will launch in Q4 and drive growth from the strong crossover and tie between poker players and sports bettors,” stated CEO Arthur Wang.
“Our new partnership with EA to run NBA STREET Online in China consolidates our position as the top sports game operator,” stated President Thomas Hui. “We plan to make NBA STREET Online the No. 1 sports game in China, drawing from the country’s 300 million basketball fans.”

Consolidated Financial Results
GIGAMEDIA 2Q08 CONSOLIDATED FINANCIAL RESULTS

(unaudited, all figures in US$ thousands, except per share amounts)	2Q08	2Q07	Change (%)	2Q08	1Q08	Change (%)
Revenues	52,468	40,063	31	52,468	54,629	-4
Gross Profit	40,845	31,798	28	40,845	43,149	-5
Operating Income	11,912	10,091	18	11,912	12,907	-8
GAAP Net Income	11,200	10,078	11	11,200	12,077	-7
GAAP Net Income Per Share, Diluted	0.19	0.17	10	0.19	0.20	-7
Non-GAAP Net Income (A)	12,139	10,332	17	12,139	12,813	-5
Non-GAAP Net Income Per Share, Diluted (A)	0.20	0.17	17	0.20	0.21	-5
EBITDA (B)	13,037	11,326	15	13,037	13,929	-6
Cash, Cash Equivalents and Marketable Securities—Current	81,655	72,373	13	81,655	79,923	2

(A)	Non-GAAP net income and non-GAAP net income per share exclude non-cash share-based compensation expenses. (See, “Use of Non-GAAP Measures,” for more details.)

(B)	EBITDA (earnings before interest, taxes, depreciation, and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles (“GAAP”). (See, “Use of Non-GAAP Measures,” for more details.)
Consolidated revenues for the second quarter increased 31 percent to $52.5 million from $40.1 million in the same period of 2007, and decreased 4 percent from a record $54.6 million in the first quarter of 2008. Year-over-year results reflected strong organic growth in the company’s core businesses, led by a 26 percent increase in Gigamedia’s gaming software business and a 67 percent revenue increase in the company’s Asian online games business. Quarter-over-quarter revenue variation reflected the impact of a seasonal downturn in the gaming software business combined with a reduction in player activity due to the popularity of the 2008 European Football Championship in the second quarter of 2008, as well as comparison with exceptionally strong results in the first quarter in the company’s Asian online games business which surged on heavy player activity in the period related to product promotions, the Chinese New Year holiday, and poor weather.
Consolidated gross profit for the second quarter increased 28 percent to $40.8 million from $31.8 million in 2007 and decreased 5 percent quarter-over-quarter from $43.1 million. The year-over-year improvement was driven by accelerating contributions from the Asian online games business, whose gross profit grew 58 percent from the same period in 2007, and continued solid gross profit growth in the gaming software business. The quarter-over-quarter decrease in gross profit was due to quarterly sequential gross profit decreases in the company’s core businesses. Second-quarter consolidated gross profit margin was 77.8 percent, down slightly from 79.4 percent a year ago and 79.0 percent in the previous quarter.
Consolidated operating income for the second quarter grew 18 percent year-over-year to $11.9 million from $10.1 million in the second quarter of 2007 and decreased 8 percent quarter-over-quarter from a record $12.9 million in the first quarter of 2008.
Driving the year-over-year increase in consolidated operating income was a strong 37 percent increase in operating income in the Asian online games business, combined with an 8 percent increase in operating income in the gaming software business. GigaMedia’s consolidated operating margin in the second quarter of 2008 was 22.7 percent compared with 25.2 percent in the same period in 2007. Second-quarter 2008 consolidated operating margin was affected by lower operating margins in the gaming software and Asian online games businesses versus the same year-ago period.
Quarter-over-quarter consolidated operating income results reflected the impact of seasonality on the company’s core businesses with expected modest decreases in operating margins in the second quarter of 2008 from 23.6 percent in the first quarter. Second-quarter consolidated operating margin was impacted by lower consolidated revenues and gross margin and higher product development and engineering expenses.
Consolidated non-operating income during the second quarter of 2008 totaled approximately $165 thousand, down from non-operating income of approximately $510 thousand a year ago and $501 thousand recorded in the previous quarter.

Consolidated net income for the quarter increased 11 percent to $11.2 million from $10.1 million in 2007, and decreased by 7 percent from the previous quarter. GigaMedia’s GAAP fully-diluted earnings per share in the second quarter grew 10 percent to $0.19 versus $0.17 in the same period in 2007 and decreased 7 percent from the first quarter.
GigaMedia also reports non-GAAP financial measures, including non-GAAP consolidated operating income, non-GAAP consolidated net income, non-GAAP basic and fully-diluted earnings per share, and consolidated EBITDA. The non-GAAP measures are described below and reconciliations to the corresponding GAAP measures are included at the end of this release. (See, “Use of Non-GAAP Measures,” for more details.)
Non-GAAP consolidated operating income, non-GAAP consolidated net income, and non-GAAP basic and fully-diluted earnings per share all exclude non-cash share-based compensation charges. Second-quarter non-cash share-based compensation charges were $1.0 million, up from $767 thousand in the first quarter.
Non-GAAP consolidated operating income was $12.9 million in the second quarter of 2008, up 24 percent year-over-year and down 6 percent quarter-over-quarter. Non-GAAP consolidated net income in the second quarter was $12.1 million, representing an increase of 17 percent over the same period last year and a 5 percent decrease from the first quarter of 2008. Non-GAAP basic earnings per share were $0.22, a 12 percent increase from 2007 and a decrease of 6 percent quarter-over-quarter. Non-GAAP fully-diluted earnings per share were $0.20, a 17 percent increase from the same period last year and down 5 percent compared with the first quarter.
Consolidated EBITDA for the second quarter of 2008 grew 15 percent to $13.0 million versus the same period last year, and decreased 6 percent from the first quarter of 2008. Operating cash flow for the second quarter of 2008 was $11.4 million. Capital expenditures totaled $4.5 million for the period.
GigaMedia continued to maintain a robust balance sheet. Cash, cash equivalents and marketable securities-current were $81.7 million, up from $79.9 million in the first quarter of 2008. Total loans remained roughly flat and amounted to $32.3 million at the end of the second quarter of 2008.
Business Unit Results

GigaMedia Limited conducts its online entertainment business in two business segments. The gaming software segment develops and licenses online poker and casino gaming software solutions and application services, primarily targeting emerging continental European markets. The Asian online games segment operates a suite of play-for-fun online games, mainly targeting online gamers in Greater China. A third segment, other business, consists of GigaMedia’s legacy broadband ISP operations in Taiwan.
Gaming Software Business

(unaudited, in US$ thousands)	2Q08	2Q07	Change (%)	2Q08	1Q08	Change (%)
Revenues	36,889	29,221	26	36,889	38,301	-4
Gross Profit	31,066	25,171	23	31,066	32,754	-5
Operating Income	10,380	9,652	8	10,380	11,515	-10
Net Income Before Minority Interests	10,245	9,386	9	10,245	11,503	-11
Net Income	10,304	9,216	12	10,304	11,396	-10
EBITDA	10,878	9,432	15	10,878	11,913	-9
The gaming software business delivered solid results despite entering the seasonally quiet summer period for online gaming activity and facing strong entertainment challenges from the 2008 European Football Championship, which began in June. Cross-selling between poker and casino is on track and driving growth. On the back of Everest Poker’s sponsorship of the World Series of Poker, GigaMedia’s Everest Poker and Everest Casino products are well positioned to sustain long-term growth.
Second-quarter revenues in the gaming software business increased 26 percent year-over-year to $36.9 million from $29.2 million and decreased 4 percent quarter-over-quarter from a record $38.3 million.
GigaMedia’s revenues from the gaming software business derived from providing poker and casino software and services to its master licensee were $17.0 million during the second quarter of 2008. This represented an increase of 34 percent from $12.7 million in 2007 and a 1 percent increase from the first quarter of 2008, which totaled $16.9 million. Such revenues are eliminated in consolidation.
Year-over-year revenue growth was driven by strong performance in both the poker and casino software businesses. Quarter-over-quarter results were affected by seasonality and the Euro 2008 soccer tournament.
Revenues in the poker software vertical were $27.4 million, up 26 percent from the same year-ago period and down 8 percent from the previous quarter. Poker software represented 74 percent of the business unit’s total second-quarter 2008 revenues. Approximately 191,000 active depositing real-money customers played on the poker platform during the second quarter, down 8 percent from the previous quarter. During the quarter, approximately 46,000 new depositing real-money poker players were added, down 32 percent quarter-over-quarter.
Revenues in the casino software vertical were a record $9.5 million during the second quarter. This represented a 34 percent increase from the same period in 2007 and an increase of 10 percent from the previous quarter. Enhancements to GigaMedia’s platform software enabling strong cross-marketing to Everest Poker players in the second quarter contributed to the strong revenue growth.
Second-quarter gross profit grew 23 percent to $31.1 million from $25.2 million in 2007 and decreased 5 percent from $32.8 million in the first quarter, with the period variations attributable to strong revenue growth and the traditional negative impact of seasonality combined with the Euro 2008 soccer impact, respectively. Gross profit margin decreased slightly year-over-year to 84.2 percent from 86.1 percent in 2007 and from 85.5 percent in the preceding quarter, due primarily to increases in platform expenses including engineering and customer service.
Total second-quarter selling and marketing expenses were $14.9 million, up 29 percent from $11.5 million in 2007 and down 6 percent quarter-over-quarter from $15.9 million. The year-over-year increase was attributable to increases in payments to marketing affiliates as a result of strong revenue growth, as well as increases in sales and marketing headcount. The quarter-over-quarter variation was largely due to a reduction in discretionary mass media promotional expenses in the second quarter of 2008 in line with the traditional downturn in online gaming activity during the summer months.
Operating income grew 8 percent to $10.4 million from $9.7 million in 2007 and decreased 10 percent quarter-over-quarter from a record $11.5 million. Operating margins declined year-over-year to 28.1 percent from 33.0 percent in 2007 and from 30.1 percent in the first quarter of 2008 reflecting lower revenues, gross margins and increases in product development and engineering expenses during the periods.
Net income rose 12 percent to $10.3 million from $9.2 million in 2007 and decreased 10 percent sequentially from $11.4 million in the first quarter.

EBITDA increased 15 percent year-over-year and decreased 9 percent from the first quarter of 2008 to $10.9 million from $11.9 million. Capital expenditures totaled approximately $1.6 million for the second quarter.
Asian Online Games Business

(unaudited, in US$ thousands)	2Q08	2Q07	Change (%)	2Q08	1Q08	Change (%)
Revenues	12,015	7,192	67	12,015	12,890	-7
Gross Profit	8,811	5,577	58	8,811	9,395	-6
Operating Income	3,160	2,310	37	3,160	3,708	-15
Net Income Before Minority Interests	3,307	2,288	45	3,307	3,263	1
Net Income	2,639	2,272	16	2,639	2,557	3
EBITDA	3,485	2,745	27	3,485	3,665	-5
GigaMedia continued to grow its Asian online games business, with strong year-over-year results reflecting the platform’s inherent scalability. The business continues to improve its product pipeline, with multiple major game launches expected in the medium term. During the second quarter of 2008, GigaMedia increased its ownership interest in T2CN to approximately 66.3 percent from 58.5 percent.
Second-quarter revenues in the Asian online games business increased 67 percent to $12.0 million from $7.2 million a year ago and decreased 7 percent from a record $12.9 million in the previous quarter. Solid organic growth in FunTown in Taiwan and Hong Kong and consolidation of T2CN in China drove the year-over-year improvement. The quarter-over-quarter revenue variation reflected comparison with exceptionally strong results in the first quarter in both FunTown and T2CN, which benefited from surges in player activity related to product promotions and winter storms around the Chinese New Year holiday.
Second-quarter revenues from FunTown grew 10 percent to $6.6 million from $6.0 million in 2007 and decreased 6 percent from $7.0 million in the previous quarter. Year-over-year growth reflected strong contributions from its play-for-fun MahJong and casual games offerings, and appreciation of the New Taiwan dollar against the U.S. dollar. Quarter-over-quarter, revenues were down on lower revenues per customer in the second quarter of 2008 following strong promotions in the first quarter. Average monthly active paying accounts were approximately 116,000 during the second quarter, up 5 percent from the first quarter, and average monthly revenue per active paying account was $19.02 during the period, down 10 percent quarter-over-quarter. Peak concurrent users were approximately 44,000, a 2 percent increase from the first quarter.
Total revenues for T2CN in the period were $5.4 million, representing a 361 percent increase from $1.2 million in 2007 and an 8 percent decrease from $5.9 million in the first quarter. Strong revenue growth in the year period was attributable to increased revenue from FreeStyle driven by new game patches, and the effect of three full months of consolidation of T2CN in 2008, versus one month in the second quarter last year. Appreciation of the renminbi against the U.S. dollar also contributed to the increase. Revenues were down quarter-over-quarter on lower revenues from FreeStyle following strong promotions in the first quarter. T2CN’s average monthly active paying accounts were approximately 447,000 during the second quarter, down 13 percent from the first quarter, and average monthly revenue per active paying account was $3.97 during the period, up 3 percent quarter-over-quarter. Peak concurrent users of FreeStyle were approximately 139,000, a decrease of 25 percent from the first quarter.
Second-quarter gross profit grew 58 percent to $8.8 million from $5.6 million in 2007 and decreased by 6 percent sequentially from $9.4 million as a result of the quarterly sequential revenue decrease. Gross profit margin decreased year-over-year to 73.3 percent from 77.6 percent in 2007, attributable to the increase in contributions from licensed games, which carry lower margins than self-developed games. Gross profit margin was steady quarter-over-quarter.
Total selling and marketing expenses in the second quarter grew 46 percent to $2.3 million from $1.6 million in 2007 and declined 12 percent from $2.6 million in the previous quarter. The year-over-year increase was primarily due to consolidation of T2CN. The quarter-over-quarter decrease was due to a sequential reduction in mass media promotional/advertising expenses.
Operating income grew 37 percent from the same period in 2007 to $3.2 million from $2.3 million and decreased 15 percent from the previous quarter. Second-quarter 2008 operating margin decreased to 26.3 percent from 32.1 percent in 2007 and from 28.8 percent in the previous quarter. The year-over-year decrease in operating margin reflected the aforementioned decrease in gross margin, as well as higher general and administrative expenses related to expansion and integration of the Asian online games business. The quarter-over-quarter decrease was primarily due to lowered gross profit, as well as increased general and administrative expenses, which offset the aforementioned sequential reduction in selling and marketing expenses.
Net income grew 16 percent to $2.6 million from $2.3 million in 2007 and by 3 percent sequentially from $2.6 million in the first quarter. Year-over-year results reflected the aforementioned factors impacting operating income, which more than offset increased minority interest income deductions during the period. Quarter-over-quarter results benefited from lower tax expenses in the second quarter and an increase in Gigamedia’s ownership of T2CN.
EBITDA increased 27 percent to $3.5 million from $2.7 million in the second quarter of 2007 and decreased 5 percent from $3.7 million in the first quarter. Capital expenditures totaled approximately $2.0 million for the second quarter.
Other Business — Legacy Broadband ISP Business

(unaudited, in US$ thousands)	2Q08	2Q07	Change (%)	2Q08	1Q08	Change (%)
Revenues	3,565	3,658	-3	3,565	3,444	4
Gross Profit	968	1,064	-9	968	1,001	-3
Operating Income (Loss)	257	142	81	257	214	20
Net Income (Loss)	248	540	-54	248	159	56
EBITDA	525	1,040	-49	525	400	31
Revenues in the legacy broadband ISP business in the second quarter of 2008 were $3.6 million. Revenues during the period decreased 3 percent year-over-year and grew 4 percent quarter-over-quarter. Second-quarter 2008 operating income was $257 thousand, compared to $142 thousand in the second quarter of 2007 and $214 thousand in the first quarter of 2008. Net income in the second quarter of 2008 decreased to $248 thousand from $540 thousand in the same period of 2007 and increased from $159 thousand in the first quarter of 2008.
Business Outlook
The following forward-looking statements reflect GigaMedia’s expectations as of August 12, 2008. Given potential changes in economic conditions and consumer spending, the evolving nature of gaming software, online games and broadband, and various other risk factors, including those discussed in the company’s 2007 Annual Report or 20-F filing with the U.S. Securities and Exchange Commission referenced below, actual results may differ materially.

Gaming software business. GigaMedia expects strong revenue growth in its gaming software business for the full year 2008. Nonetheless, the company expects third-quarter revenues to be slightly lower than those of the second quarter, in line with a general industry slowdown due to summer seasonality. The seasonal slowdown may be offset in part by the launch of new products and integration of the Everest casino and poker platform.
Asian online games business. The company expects revenues to increase in the second half of 2008 and into 2009, driven by major new game launches including Holic, NBA STREET Online, and Warhammer.
Broadband ISP business. GigaMedia has retained financial advisors to assist with the potential disposal of this legacy business unit and remains in discussions with identified buyers concerning a proposed sale of the business.
Use of Non-GAAP Measures
To supplement GigaMedia’s consolidated financial statements presented in accordance with GAAP, the company uses the following measures defined as non-GAAP by the SEC: EBITDA, and US GAAP operating income, net income and basic and fully-diluted earnings per share data adjusted to exclude the impact of share-based compensation. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.
GigaMedia believes these non-GAAP financial measures provide meaningful supplemental information regarding GigaMedia’s performance by excluding certain expenses that may not be indicative of the company’s operating performance. Effective January 1, 2006, GigaMedia adopted Statement of Financial Accounting Standards No. 123(R) (“SFAS 123(R)”) regarding the expensing of share-based compensation. The company believes that the presentation of non-GAAP operating income, net income, and basic and fully-diluted earnings per share enables more meaningful comparisons of performances across periods to be made by excluding the effect of SFAS 123(R), and that EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. GigaMedia believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the company’s performance and when planning and forecasting future periods. GigaMedia believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP operating income excluding share-based compensation expenses, net income excluding share-based compensation expenses, and basic and fully-diluted earnings per share excluding share-based compensation expenses is that these non-GAAP measures exclude share-based compensation expenses that have been and will continue to be for the foreseeable future a recurring expense in the company’s business. A limitation of using EBITDA is that it does not include all items that impact the company’s net income for the period. In addition, EBITDA as defined by GigaMedia may not be comparable to similarly titled measures reported by other companies. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. Reconciliations of the adjusted income statement data to GigaMedia’s US GAAP income statement data are provided on the attached unaudited financial statements.
About the Numbers in This Release
Quarterly figures
All quarterly figures referred to in the text, tables and attachments to this release are unaudited. The financial statements from which the financial results reported in this press release are derived have been prepared in accordance with U.S. GAAP, and are presented in U.S. dollars.
Consolidated financial results for the second quarter of 2008 benefited from GigaMedia’s investment in T2CN. GigaMedia increased its total equity ownership of T2CN to approximately 58 percent in July 2007 and began to consolidate T2CN financial results with those of the company in June 2007. As a result, consolidated financial results for the second quarter of 2008 may not be comparable with other periods.
Segmental results
GigaMedia’s segmental financial results are based on the company’s method of internal reporting and are not necessarily in conformity with accounting principles generally accepted in the U.S. Consolidated quarterly and/or annual financial results of the company may differ from totals of the company’s segmental financial results for the same period due to (1) the impact of certain of the company’s headquarters costs and expenses, which are not reflected in the business segment results, (2) the impact of certain non-operating subsidiaries of GigaMedia on the company’s consolidated financial results, and (3) certain inter-company eliminations.
Conference Call and Webcast

GigaMedia will hold a conference call at 8:00 p.m. Taipei/Hong Kong Time on August 12, 2008, which is 8:00 a.m. Eastern Daylight Time on August 12, 2008 in the United States, to discuss the company’s second-quarter performance. Individual investors can listen to a webcast of the call at http://ir.giga.net.tw, through CCBN’s individual investor center at www.fulldisclosure.com, or by visiting any of the investor sites in CCBN’s Individual Investor Network. Institutional investors can access the call via CCBN’s password-protected event management site, StreetEvents (www.streetevents.com). The webcast will be available for replay.
About GigaMedia
GigaMedia Limited (Singapore registration number: 199905474H) is a major provider of online entertainment software and services. GigaMedia develops and licenses software for online gaming. GigaMedia also operates online games businesses including FunTown, a leading Asian casual games operator and the world’s largest online MahJong game site in terms of revenue, and T2CN, a leading online sports game operator in China. More information on GigaMedia can be obtained from www.gigamedia.com.tw.
The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in June 2008.
# # #
(Tables to follow)

GIGAMEDIA LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
	6/30/2008	3/31/2008	6/30/2007
	unaudited	unaudited	unaudited
	USD	USD	USD
Operating revenues
Gaming software and service revenues	36,889,479	38,300,753	29,220,597
Online game and service revenues	12,014,730	12,889,501	7,191,863
Internet access and service revenues	3,560,347	3,435,122	3,646,204
Other revenues	3,585	3,920	4,725

	52,468,141	54,629,296	40,063,389

Operating costs
Cost of gaming software and service revenues	5,823,047	5,546,637	4,050,000
Cost of online game and service revenues (includes share-based compensation expenses under SFAS 123(R) of $13,266, $12,919, and $3,372, respectively)	3,202,907	3,490,688	1,622,142
Cost of Internet access and service revenues (includes share-based compensation expenses under SFAS 123(R) of $1,387, $1,387, and $906, respectively)	2,584,072	2,427,279	2,519,135
Cost of other revenues	13,572	15,903	73,920

	11,623,598	11,480,507	8,265,197

Gross profit	40,844,543	43,148,789	31,798,192

Operating expenses
Product development and engineering expenses (includes share-based compensation expenses under SFAS 123(R) of $126,187, $97,110, and $62,804, respectively)	3,707,216	3,366,548	1,881,345
Selling and marketing expenses (includes share-based compensation expenses under SFAS 123(R) of $58,595, $44,176, and $37,951, respectively)	17,758,510	19,063,717	13,829,089
General and administrative expenses (includes share-based compensation expenses under SFAS 123(R) of $807,435, $611,810, and $182,795, respectively)	7,398,631	7,723,154	5,858,573
Bad debt expenses	68,599	87,992	138,385

	28,932,956	30,241,411	21,707,392

Income from operations	11,911,587	12,907,378	10,090,800

Non-operating income (expense)
Interest income	308,810	601,397	325,633
Gain on sales of marketable securities	7,346	355,645	81,817
Interest expense	(252,200)	(277,120)	(152,883)
Foreign exchange gain (loss) — net	51,987	(237,284)	(200,552)
Loss on disposal of property, plant and equipment	(27,818)	(33,565)	(12,260)
Proportionate share of loss under the equity method	0	0	(29,441)
Other	76,845	91,451	497,621

	164,970	500,524	509,935

Income before income taxes and minority interest	12,076,557	13,407,902	10,600,735
Income tax expense	(267,701)	(517,787)	(336,226)
Minority interest	(609,243)	(813,036)	(186,855)

Net income	11,199,613	12,077,079	10,077,654

Earnings per share:
Basic	0.21	0.22	0.19

Diluted	0.19	0.20	0.17

Weighted average shares outstanding:
Basic	54,049,298	53,817,644	52,773,728

Diluted	60,363,939	60,445,440	59,963,289

GIGAMEDIA LIMITED
CONSOLIDATED BALANCE SHEETS

	6/30/2008	3/31/2008	6/30/2007
	unaudited	unaduited	unaudited
	USD	USD	USD
Assets
Current assets
Cash and cash equivalents	76,682,114	75,372,555	61,108,967
Marketable securities — current	4,972,892	4,550,637	11,264,342
Notes and accounts receivable — net	18,174,762	20,532,896	18,804,249
Prepaid expenses	17,875,368	14,192,730	2,650,394
Restricted cash	3,983,726	6,615,992	3,864,428
Other receivables	2,988,970	4,070,840	6,806,257
Other current assets	2,992,073	2,909,000	625,342

Total current assets	127,669,905	128,244,650	105,123,979

Marketable securities — noncurrent	24,017,482	24,017,482	10,000,000
Investments	5,110,993	5,043,466	5,126,122
Property, plant & equipment — net	15,452,942	14,336,714	11,283,444
Goodwill	89,227,014	87,056,365	78,046,461
Intangible assets — net	29,168,135	27,531,011	25,965,580
Prepaid licensing and royalty fees	19,309,073	18,240,842	9,317,751
Other assets	6,189,980	2,047,466	1,652,599

Total assets	316,145,524	306,517,996	246,515,936

Liabilities & shareholders’ equity
Short-term borrowings	32,294,135	32,231,080	24,344,370
Notes and accounts payable	1,822,957	1,817,471	4,667,369
Accrued compensation	5,093,276	4,717,482	3,607,858
Accrued expenses	9,016,440	10,010,213	9,602,689
Player account balances	33,956,994	32,244,664	19,277,891
Other current liabilities	14,692,433	17,416,758	20,518,284

Total current liabilities	96,876,235	98,437,668	82,018,461
Other liabilities	1,371,410	1,491,673	2,648,022

Total liabilities	98,247,645	99,929,341	84,666,483

Minority interests	9,275,413	10,749,268	4,941,254

Shareholders’ equity	208,622,466	195,839,387	156,908,199

Total liabilities & shareholders’ equity	316,145,524	306,517,996	246,515,936

GIGAMEDIA LIMITED
Reconciliations of Non-GAAP Results of Operations

	Three months ended
	6/30/2008	3/31/2008	6/30/2007
	unaudited	unaudited	unaudited
	USD	USD	USD
Income from operations
GAAP result	11,911,587	12,907,378	10,090,800
Adjustment: share-based compensation	1,006,870	767,402	287,828

Non-GAAP result	12,918,457	13,674,780	10,378,628

Net income
GAAP result	11,199,613	12,077,079	10,077,654
Adjustment: share-based compensation	939,391	735,553	254,033

Non-GAAP result	12,139,004	12,812,632	10,331,687

Basic earnings per share
GAAP result	0.21	0.22	0.19
Adjustment: share-based compensation	0.01	0.02	0.01

Non-GAAP result	0.22	0.24	0.20

Diluted earnings per share
GAAP result	0.19	0.20	0.17
Adjustment: share-based compensation	0.01	0.01	0.00

Non-GAAP result	0.20	0.21	0.17

Reconciliation of Net Income to EBITDA

Net income	11,199,613	12,077,079	10,077,654
Depreciation	601,787	571,939	574,639
Amortization	986,008	960,721	725,062
Interest (income) expense	53,990	(97,960)	(325,917)
Tax expense	196,068	416,982	274,640

EBITDA	13,037,466	13,928,761	11,326,078